82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031262

REGISTRANT'S NAME Canadian Oil Sands

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 2 5 2002
THOMSON
FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 5189 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/15/02

pure value

CANADIAN OIL SANDS TRUST 2001 ANNUAL REPORT

for the long term

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74% working interest in the Syncrude Joint Venture. The Trust is the largest pure-play investment opportunity in the Alberta Oil Sands, a vast resource that rivals the oil reserves of Saudi Arabia. In addition to the potential for capital appreciation, the Trust has historically paid quarterly distributions to its unitholders. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc., and currently has 56.8 million units outstanding, which trade on The Toronto Stock Exchange under the symbol COS.UN.

CANADIAN OIL SANDS TRUST
REVENUE *($ millions)*


700
525
350
175
0
1998
1999
2000
2001

Revenue reached $673 million in 2001, essentially unchanged from 2000.

CANADIAN OIL SANDS TRUST
UNITHOLDER DISTRIBUTIONS
($ per Trust unit)


3.00
2.25
1.50
0.75
0.00
1998
1999
2000
2001

Distributions in 2001 totalled $2.75 per unit, approximately 18% higher than 2000.

CANADIAN OIL SANDS TRUST
CASH FLOW *($ per Trust unit)*


5.00
3.75
2.50
1.25
0.00
1998
1999
2000
2001

The Trust generated cash flow of $4.10 per Trust unit in 2001.

CANADIAN OIL SANDS TRUST
RETURN ON AVERAGE
UNITHOLDERS' EQUITY *(%)*


25.00
18.75
12.50
6.25
0.00
1998
1999
2000
2001

Unitholders realized a strong return of 20.5% on their equity during 2001.

HIGHLIGHTS

	2001	2000
Financial		
($ millions, except per Trust unit amounts)		
Revenue	**673.0**	671.5
Per Trust unit	**11.85**	11.83
Net income	**169.4**	176.4
Per Trust unit	**2.98**	3.11
Funds from operations	**232.7**	233.1
Per Trust unit	**4.10**	4.11
Distributable income	**156.1**	132.6
Per Trust unit	**2.75**	2.34
Operations		
Sales volume *(bbls/d)*	**48,508**	44,145
Capital expenditures *($ millions)*	**179.5**	110.4
Average realized price *($ per bbl)*	**37.58**	41.32

valued leadership

PRESIDENT'S MESSAGE



DEAR UNITHOLDER,

Canadian Oil Sands Trust enters 2002 as a very different and unique entity in a significantly stronger position to deliver enhanced returns to unitholders over the long term. The merger of Canadian Oil Sands Trust and Athabasca Oil Sands Trust in July 2001 created the largest energy trust in Canada and the second largest owner of Syncrude with a 21.74% interest. With its long-life reserves and dramatic, identifiable growth profile, Syncrude continues to be one of the world's best energy investments.

As the new President and Chief Executive Officer of Canadian Oil Sands Trust, I am proud of the Trust's history and honoured to have the opportunity to steward the Trust as it participates in Syncrude's remarkable expansion plans. The coming years may present challenges, but I am confident that the Trust's new structure and its core asset will deliver growing value for the long term.

Shortly after I was appointed President of Canadian Oil Sands on September 1, 2001, I was elected Chairman of the Syncrude Management Committee by the joint venture owners. I am looking forward to working with our partners on this megaproject, the investment merits of which may be well-known, but are worth repeating:

- proven, developed reserves that represent more than a 35-year lifespan utilizing today's infrastructure, with the potential to extend reserve life beyond the year 2050;
- productive capacity that is forecast to more than double from today's level of approximately 250,000 barrels per day to over 500,000 barrels per day by 2015, based on current long-term plans; and
- production of a high-quality, synthetic light oil that receives a premium price in the market.

The oil sands of Alberta, which rival the oil reserves of Saudi Arabia, are one of North America's most secure sources of oil. Syncrude is the single largest participant in the industry, and today produces about 13% of Canada's energy needs.

The opportunity for investors to participate in this exciting area is limited as Canadian Oil Sands Trust is the only public investment vehicle that provides non-diversified ownership of Syncrude. Now that this ownership has doubled following the merger, investors should reap further benefits, including:

- greater financial flexibility;
- lower administrative costs;
- lower cost of capital;
- higher distribution yields; and
- greater market liquidity.

These benefits strengthen the Trust and enhance its ability to deliver continued value to unitholders. The Trust has a history of providing strong returns and during 2001, Canadian Oil Sands Trust delivered a total return of 42% to its unitholders.

Building for Future Growth

During 2001, Syncrude successfully implemented several improvements that are anticipated to lead to increased production and lower operating costs. The initial impact of these improvements was realized in December 2001 when Syncrude set a production record for the month, as well as several daily and weekly production records. Total shipments of Syncrude Sweet Blend in 2001 reached an all-time high of 81.4 million barrels.

In early 2001, after several years of planning, the joint owners of Syncrude approved the Stage 3 expansion, which is expected to increase productive capacity to 135 million barrels per year by 2005. Two additional expansion phases to

follow Stage 3 also were announced in late 2001. The 64,354-hectare Aurora leases are now poised for full development with the planned Stages 4 and 5 expansions. By 2015, we expect output to reach 200 million barrels per year.

Funding Our Growth

New credit facilities were established as part of the Stage 3 financing plan. In August 2001, a US$250 million, 20-year Senior Note issue and a $490 million syndicated bank facility were completed. Coincident with this financing activity, we hedged approximately 30% of our production from 2002 to 2004 at prices ranging from US$22 per barrel to US$25 per barrel. Combined, we believe that these financing and hedging transactions will assure our funding for the majority of the Stage 3 expansion.

We also introduced a new Premium Distribution Reinvestment Plan to support our growth and capital investment. Like many corporate shareholder plans, it allows unitholders to receive their distributions in the form of new units instead of cash, at a 5% discount to the prevailing market price. Our plan is unique in that unitholders can also choose a cash alternative equal to 102% of normal distributions. Both options are detailed in a circular that was delivered to you in January 2002 and, with your participation, will raise additional equity to help us fund our share of Syncrude's long-term expansion. I am very pleased with the initial response to the Plan. During the first quarter of 2002 when the Plan was introduced, participation reached 18%. We expect participation to increase substantially in future quarters.

Prudent Fiscal Management

The economic environment changed considerably in 2001, exacerbated by the tragic events of September 11. As the North American economy slipped into recession, demand for energy weakened. The benchmark West Texas Intermediate oil price declined 32% during the year, closing at US$19.84 per barrel compared to US$29.26 per barrel at the beginning of 2001. Oil prices remain uncertain in 2002 and their performance will continue to be affected by the main historical drivers: OPEC on the supply side and economic recovery, particularly in North America, on the demand side. While Canadian Oil Sands is most sensitive to oil prices, it did benefit from declining gas prices, which fell from an AECO average price of $12.24 per thousand cubic feet in January 2001 to $3.37 by December. We took advantage of this drop by hedging approximately 60% of our share of the daily gas consumption by Syncrude from April 2002 to March 2003 at $3.63 per thousand cubic feet.

Within this context of weaker crude oil prices and economic uncertainty, we have had to adjust our financial strategy from the one set out in mid-2001. Early in 2002, we made the difficult but prudent decision to reduce the distribution paid in February 2002 to $0.50 per unit from the previous distribution level of $0.75 per unit. Reducing the distribution level during this period of weak oil prices should optimize the long-term unit value of Canadian Oil Sands, as well as maintain credit strength and the financial capacity to fund our share of the Syncrude expansion. The Trust's share of capital expenditures is expected to approach $450 million in 2002, $410 million in 2003 and $235 million in 2004. This investment is aimed at building the infrastructure to deliver a 50% increase in productive capacity by 2005. This capital program also includes sustaining capital of $316 million, most of which will be deployed during this period to replace the southwest quadrant of the Base Mine, now nearing depletion.

Our funding plan will be driven by our objective to maintain an investment grade credit rating on our debt and, of course, the price of oil. At year end, Canadian Oil Sands' net debt represented 30% of its total capitalization. As we progress through Stage 3, we expect to increase this ratio to approximately 40%. This financing strategy should optimize our long-term cost of capital while maintaining a strong triple-B credit rating on our debt. We will undertake to minimize equity dilution while maintaining stable distributions within the context of the commodity price environment. Our new Premium Distribution Reinvestment Plan is the best example of how we can begin to accomplish this with our existing unitholder base.

I would like to thank our unitholders, the Board of Directors and our joint venture partners for their support and for the responsibilities they have entrusted in me to help steward this world-class energy asset. Much of the Trust's success to date is owed to the previous Directors of the Athabasca Oil Sands and Canadian Oil Sands trusts, and I am grateful for their contributions. My thanks and appreciation also go to our new staff, who have worked diligently since the merger to ensure the future success of the Trust.

On behalf of the Board of Directors:

Marcel R. Coutu
President and Chief Executive Officer

pure strategy

FUNDING GROWTH

Canadian Oil Sands Trust introduced a Premium Distribution Reinvestment Plan in January 2002. The Plan was implemented to raise additional equity for the Trust to underpin its requirements to fund the Syncrude expansions during lower crude oil price cycles.

Participation in the Plan will help build balance sheet equity and enhance the Trust's ability to support distribution levels. Importantly, the Plan also offers unique advantages to unitholders, who now have several options to manage their investment in Canadian Oil Sands Trust. Participating in the Plan is convenient and cost effective, and there are no service charges or brokerage fees. The full text of the Plan, frequently asked questions and answers, and enrolment forms are available from Canadian Oil Sands or the Plan trustee, Computershare.

OPTION 1

Regular Distribution

If a unitholder does not participate in the Plan, he would continue to receive his regular distributions as declared.

OPTION 2

Distribution Reinvestment

A unitholder may elect to reinvest his distributions to purchase additional units at a 5% discount to the average market price.

OPTION 3

Premium Distribution

A unitholder may elect to receive an extra 2% of the declared distribution by allowing Canadian Oil Sands to issue additional equity under the Plan.

OPTION 4

Cash Purchase of Additional Units

Once enroled in the Plan, a unitholder may also purchase additional units for cash, without fees, at the average market price.

LOW RISK GROWTH
SYNCRUDE EXPANSION PLANS
(thousands, bbls/d)


600
450
300
150
0
STAGE 5
STAGE 4
STAGE 3
STAGE 2
STAGE 1
1996
2001
2005
2009
2013
2017
2020

Stage 3, the largest phase of the Syncrude 21 expansion plan, was undertaken in 2001.



An 80-megawatt cogeneration plant at Syncrude's Aurora project.



A view of bison pasture and wetlands reclaimed from Syncrude's mining operations.

Canadian Oil Sands' Premium Distribution Reinvestment Plan is expected to play a strong role in funding the Trust's share of the Syncrude expansion, which is entering a period of aggressive growth. Between now and 2004, Syncrude expects to invest over $4 billion. This investment is forecast to lead to a dramatic increase in production, averaging 370,000 barrels per day by 2005. The Trust's strategy in financing its share of the growth will be balanced with its objectives of maintaining an investment grade credit rating and optimizing distributions to unitholders, while managing the effects of changes in crude oil prices.


Douglas B. Olson
Vice President and
Chief Financial Officer


Trudy M. Curran
Corporate Secretary and
Legal Counsel

valued insight

FREQUENTLY ASKED QUESTIONS


Aswin Patel
Manager, Operations


Siren F. Nieuwesteeg
Manager, Investor Relations

What makes Canadian Oil Sands Trust a unique investment opportunity?

Canadian Oil Sands Trust is the largest energy trust in Canada and the only public investment vehicle that provides non-diversified ownership in Syncrude, the largest oil sands project in the world. Syncrude is closing in on a quarter-century of experience in recovering bitumen from the vast deposits of the Athabasca Oil Sands and producing a high-quality synthetic crude oil product valued by refiners. There is no exploration risk, and proven reserves represent more than a 35-year lifespan using current technologies and infrastructure. In 1996, Syncrude embarked on a bold, staged expansion plan called Syncrude 21, which is anticipated to more than double production of a higher-quality oil at lower operating costs.

In addition to the strong potential for capital appreciation, the trust structure offers investors a tax-efficient yield.

How has the leadership of the Trust changed since the merger of Athabasca Oil Sands Trust and Canadian Oil Sands Trust?

Management secondees from Gulf Canada and PanCanadian previously provided leadership to the Athabasca and Canadian Oil Sands trusts, respectively. The trusts each paid these companies a fee, according to a service agreement. The merged trusts are now under the direction of a newly appointed independent, full-time President and Chief Executive Officer, Marcel Coutu, who reports to a nine-member Board of Directors. Mr. Coutu is also Chairman of Syncrude's Management Committee, the strategic decision-making body that comprises one senior representative from each joint venture owner. The Trust also benefits from the full-time services of Doug Olson as Vice President and Chief Financial Officer and several other senior PanCanadian employees who dedicate the majority of their time to the Trust under a new, lower-cost service agreement.

What are the benefits of the merger?

The merger doubled the Trust's market capitalization to more than $2 billion, making it the largest energy trust in Canada. The larger size has resulted in greater market liquidity. Average daily trading volume after the merger jumped to approximately 140,000 units compared to about 36,000 prior to the merger. The larger market capitalization also should improve financial flexibility. The combined Trust is financially stronger than the individual trusts were prior to the merger, and now expects to fund a larger portion of its capital program with the prudent use of debt, reducing its overall cost of capital. Finally, the merger is expected to reduce administrative and marketing costs by about $5 million per year.

What is PanCanadian's relationship to the Trust?

Based on a new and lower-cost service agreement, PanCanadian provides administrative and marketing services to the Trust under Mr. Coutu's direction. These services include all normal support staff requirements, such as accounting, legal, investor relations, treasury, tax, insurance and marketing, and office space. Overall, the arrangement affords the Trust the breadth and depth of services that a large, well-established corporation can provide.

What is your distribution policy?

Distributions are not formulated by written policy at Canadian Oil Sands, but are the purview of the Board of Directors with advice from senior management. A recent distribution guideline established since the merger is "stability", whereby distributions will be raised or lowered to sustainable levels as circumstances allow to avoid fluctuations from quarter to quarter; however, the board will assess each distribution in light of the relevant circumstances, and distributions may be altered accordingly. The major criteria considered in the context of distributions are changes in crude oil prices, maintaining an investment grade credit rating and ensuring financing capacity for Syncrude's expansion projects.

What are the risks of investing in Canadian Oil Sands?

The price of oil is the single most important factor affecting the performance of the Trust. Syncrude Sweet Blend is usually priced at a slight premium to the benchmark price for crude oil, West Texas Intermediate (WTI). Changes in natural gas prices also affect the Trust because natural gas is consumed in the production process. Crude oil and natural gas prices fluctuate in response to market demand, economic conditions and other factors beyond the control of the Trust. Other risks are largely within Syncrude's control, and where possible, Syncrude focuses on managing these risks, which include production levels, operating costs and the cost of expansion programs. Fortunately, with well-defined long-term reserves, finding or exploration costs are not a risk.

Although Canadian Oil Sands has a single asset, namely its 21.74% interest in Syncrude, this risk is mitigated as Syncrude operates several different mines on its leases.

How could low oil prices affect the Trust's financing plans and distribution levels?

Based on the Trust's current assumptions of Syncrude's Stage 3 expansion, the Trust would require an average WTI price of approximately $22 per barrel from 2002 to 2004 to maintain a quarterly distribution level of $0.50 per unit in order to sustain its credit quality without raising new equity. Should the price of WTI remain below this threshold, while all other parameters remain unchanged, the Trust will need to consider the issuance of new equity, a further distribution reduction or a combination of both. Unitholder participation in the new Premium Distribution Reinvestment Plan will mitigate the impact of lower oil prices and help offset financing requirements.

How does Canadian Oil Sands Trust manage risk?

Canadian Oil Sands manages risk at several different levels. The first is through a comprehensive insurance program that protects the Trust's share of Syncrude's assets against physical damage. This includes business interruption insurance and completion delay insurance on the Stage 3 expansion.

Canadian Oil Sands also manages risk by reducing exposure to the volatility of crude oil and natural gas prices through hedging. The Trust hedges to protect the cash flow needed to fund its capital programs, while maintaining some exposure to the upside in the price of crude oil.

The following crude oil hedges are in place:

- 16,000 barrels per day at US$24.95 per barrel WTI for 2002;
- 16,000 barrels per day at US$23.10 per barrel WTI for 2003; and,
- 8,000 barrels per day at US$22.00 per barrel WTI for 2004.

Early in 2002, the Trust took advantage of weaker natural gas prices to fix some of its natural gas costs. The Trust hedged 19 million cubic feet per day of natural gas, or about 60% of the Trust's share of daily gas consumption by Syncrude, at an average AECO price of $3.63 per thousand cubic feet from April 2002 to March 2003. The Trust may hedge more of its gas price exposure going forward.

Currency hedges of Cdn/US$0.66, representing about half of the Trust's operating costs, remain outstanding until the end of 2007. These hedges were placed in 1996 to protect operating margins as revenue is based in U.S. dollars while operating costs are incurred in Canadian dollars.

How do recent changes in the Crown royalty regime affect the Trust?

Syncrude's production is subject to a provincial royalty. In the current transitional royalty agreement, the blended royalty rate ranges from 25% to 50% of deemed net profits, less a credit of 43% of capital expenditures, subject to a minimum royalty payable of 1% of the gross revenue. As a percentage of revenue, the effective royalty rate for 2001 was 7.9% and 18.8% in 2000.

Alberta's generic Oil Sands Royalty became effective for Syncrude January 1, 2002. The Alberta royalty under this regime is the greater of 1% of gross revenue, or 25% of net profits after deduction of allowed operating and capital costs. The effective royalty rate forecast for 2002 is the minimum 1%. Due to lower projected oil prices and higher capital spending, moving from the transitional to the generic royalty will have no impact in 2002 as the 1% minimum royalty rate would apply in either case.


SYNCRUDE
Aurora North
Aurora South
SYNCRUDE
SYNCRUDE
North Mine
Base Mine
Syncrude is the largest leaseholder of Alberta's oil sands deposits with eight leases covering 102,160 hectares.

pure play

THE SYNCRUDE ASSET


One of Syncrude's secure process control rooms. Every function from mining through upgrading is controlled by skilled process operators.

ASSET OVERVIEW

Canadian Oil Sands Trust, with a 21.74% interest, is the second largest owner of Syncrude, a joint venture partnership also owned by AEC Oil Sands, L.P., AEC Oil Sands Limited Partnership, Conoco Oil Sands Partnership, Imperial Oil Ltd., Mocal Energy Ltd., Murphy Oil Company Ltd., Nexen Inc. and Petro-Canada.

Syncrude Canada Ltd. operates the project, producing crude oil from the largest oil sands operation in the world located near Fort McMurray, Alberta. The oil sands deposits in Alberta are estimated to contain 300 billion barrels of recoverable bitumen, more than the reserves of Saudi Arabia. Syncrude has recoverable bitumen resources equivalent to more than eight billion barrels of Syncrude Sweet Blend ("SSB"), while Canadian Oil Sands has booked 694 million barrels of proven developed reserves and 1.1 billion barrels of undeveloped resources to date. These reserves are enough to produce at current rates for more than 50 years.

SYNCRUDE PROJECT OWNERSHIP


Imperial
Mocal
Murphy
Nexen
Conoco
Petro-Canada
AEC
Canadian Oil Sands Trust
25%
22%
15%
12%
9%
7%
5%
5%

Syncrude has been developing and applying its knowledge and technologies to recover oil from the vast Athabasca bitumen deposit since the 1960s. Oil sand comprises sand, bitumen, mineral-rich clays and water. Syncrude surface mines the oil sand, extracts the raw oil or bitumen, and upgrades it to a high-quality, light, sweet, synthetic crude oil known as SSB. The project's immense and complex operations include oil sand mines, bitumen extraction facilities, a utilities plant, and upgrading and refining facilities. The quality of the product is valued by North American refiners and commands a premium price in the market.

Producing oil from oil sand is completely different from conventional oil development. While the cost to mine, extract and upgrade oil sand to produce SSB is higher than the cost of conventional production, Syncrude's cost of finding the crude feedstock is nominal because the reserves are well-established. Conventional oil producers face declining production and the challenge, cost and risk of finding new sources of production, while overall reserves of conventional oil continue to diminish in North America. Conversely, Syncrude's production has no decline and is forecast to grow significantly. In addition, as production increases, unit operating costs should decline because many of the operating costs at Syncrude are fixed; however, these costs are significantly affected by the price of natural gas as 0.6 thousand cubic feet of natural gas is required to produce one barrel of SSB.

SYNCRUDE OPERATIONS

MINING

Mining at Syncrude ranks among the largest materials handling operation in the world. To prepare the site for mining, the overburden is removed using a fleet of large trucks and shovels to expose the oil sands.

Base Mine At the Base Mine, two draglines mine the oil sand and pile it in windrows along the sides of the mine pit. The oil sand then is dug from the windrows by bucketwheels and placed on a conveyor system where it is transported to the extraction plant. This system will be phased out as this mine will be exhausted by 2007.


Feeder/Crusher
Cyclofeeder
Primary Separation Vessels
Froth Pipeline to Base Plant Upgrader
Shovel/Truck
Pipeline
Low Energy Extraction
New Method

North Mine The newer North Mine uses trucks and shovels in conjunction with two hydrotransport pipelines, which have lower operating costs and are more energy efficient. The ore from the truck and shovel operation is crushed and then mixed with hot water to produce an oil sand slurry. The slurry is screened to remove large materials prior to being pumped through a pipeline to the extraction plant.

Aurora Mine The newly opened Aurora Mine uses a new generation of larger trucks and shovels and expands the use of hydrotransport technology. The project was completed in 2000 and increases the bitumen supply for the upgrading facilities.

EXTRACTION

Base Plant The oil sand from the Base Mine enters the tumblers, which are large horizontal rotating drums, where it is mixed with steam, hot water and caustic soda to condition it for bitumen separation. The resulting slurry is screened to remove large rocks and other consolidated materials before being pumped to the primary separation vessels ("PSVs"). Another source of feedstock is the slurry from the North Mine hydrotransport system, which is conditioned as it is transported to the extraction plant. A distributor directs this slurry to any or all of the four PSVs, where it supplements feed from the tumblers.

Aurora North This extraction plant uses the Syncrude low energy extraction process, which is designed to operate at 25° Celsius and is a combination of several Syncrude technological innovations, such as hydrotransport of high-density slurry, froth underwash, lean froth recycle, and air injection to enhance flotation. The resultant froth is transported from Aurora to the Base Plant via a pipeline for further processing.

Froth Treatment Plant The frothy bitumen from the extraction plant is diluted with naphtha and then cleaned using a combination of centrifuges and inclined plate separators.

UPGRADING

The first step in upgrading, the final stage in which bitumen is converted into SSB, is to recover the naphtha for recycling to the froth treatment plant. A side stream of atmospheric topped distillate is also produced. Bitumen is fed into two fluid cokers and one LC-Finer hydroprocessor for upgrading. The LC-Finer breaks down bitumen by adding hydrogen with the aid of a catalyst to produce gas oil. Residuum from the LC-Finer is sent to the fluid cokers where it is mixed with bitumen.

Each of Syncrude's two cokers can process up to 105,000 barrels of bitumen per day. High temperatures in the coker reactors cause the bitumen molecules to be reformulated (known as cracking). The lighter products, primarily naphtha and gas oils, become the main ingredients of crude oil. Carbon is rejected in the fluid coking process as coke, some of which is burned to generate heat for the bitumen cracking process, while the remaining is stored in coke cells.

As a result of improvements in design and efficiency, each of the cokers and the LC-Finer can process a heavier feed derived from the vacuum distillation unit ("VDU"). Following start-up of this unit in 1999, the gas oil extracted now is directed to the hydrotreaters.

The products from the cokers, the LC-Finer, and the gas oil from the VDU are all then processed in hydrotreating units. The addition of hydrogen, in fixed bed catalytic reactors, stabilizes the products and removes the nitrogen and sulphur to make SSB.

UTILITIES

The Syncrude Project requires substantial amounts of energy to produce steam and hydrogen. Internally generated fuel gas is used as the primary source of energy to generate electricity and steam, while natural gas is used mainly to produce hydrogen.

AN EXPERIENCED OPERATOR

Syncrude has established an enviable track record of operating this world-class asset for nearly 24 years, introducing pioneering technologies that have improved energy efficiency, reduced atmospheric emissions and increased the amount of oil recovered and produced. Technologies pioneered by Syncrude include low-energy extraction, which reduces the process temperatures required to extract bitumen from the oil sand, resulting in substantial energy savings and emission reductions. Syncrude can extract a barrel of bitumen using 40% less energy with today's technology than with technology of the early 1990s.

Another innovation is hydrotransport, where oil sand and water are combined into a slurry and transported via pipeline to the extraction plant. This eliminates the use of conveyor belts and rotary tumblers, which restrict the amount of oil sand processed by each train and contribute to higher maintenance and operating costs. Most significantly, hydrotransport makes it possible to operate oil sand mines far from the extraction facilities, such as the Aurora Mine. By 2007, all mined material will be moved by hydrotransport as the remaining dragline and bucketwheel operations are phased out.

Stage 3 development incorporates a new highly refined, lower-sulphur crude oil (SSB1) to be introduced in 2004, which will reduce downstream emissions of sulphur and greenhouse gases.

Innovations such as these will dramatically increase production while enhancing environmental performance, resulting in significant declines in sulphur dioxide (SO_2) and carbon dioxide (CO_2) emissions. In fact, despite a two-fold increase in oil production, by 2008, SO_2 emissions will decline by 50% in total and by 80% on a per unit basis from 1990 levels. CO_2 emissions will decline by 35% per unit over the same period.

REVIEW OF 2001 OPERATIONS

Syncrude shipped a record 81.4 million barrels in 2001. While production was up 10% over 2000, volumes were lower than expected. Syncrude effectively managed operational issues faced earlier in the year by implementing improvements that enabled the project to exit the year with strong results. The LC-Finer, a bitumen upgrading unit, was back in operation in late November after being shut down for repairs since June 2001, restoring the bitumen processing capacity to design level by late December. In 2001, Syncrude experienced its first full year of production operations since the completion of the Aurora Mine, which was commissioned in mid-2000. The 12% ore grade at the Aurora Mine is approximately 20% higher than Syncrude's other mine pits, making it Syncrude's richest deposit. Although this high-grade ore has presented some processing challenges, Syncrude technology is evolving to address these challenges and this new ore body will play a strong role in the future of the project.

After several modifications to the new Aurora Mine, oil sand processing rose to 6,700 tonnes per hour, approximately 85% of design capacity. Minor repairs to debottleneck the upgrader are almost complete, with most of the remaining modifications to be implemented during a shutdown in the second quarter of 2002. These improvements should result in plant performance approaching design specifications. The impact of such improvements was evident in December 2001 when Syncrude set daily, weekly, and monthly bitumen upgrading records, as the Mildred Lake facility throughput averaged 252,000 barrels per day of finished product for the month. These performance benchmarks position the project for strong performance potential in 2002.

Syncrude's operational challenges in 2001 were resolved through the tremendous effort of its employees. Safety by employees and contractors also was exceptional. Syncrude reported its best ever safety record in 2001 and is very proud to have the best safety record in the mining and petroleum industries in Alberta.

Including Syncrude 21 development costs, Canadian Oil Sands' cost of production in 2001 was $19.53 per barrel, up from $17.54 per barrel in 2000. The extensive maintenance and plant turnaround work completed during the year, high purchased energy costs, primarily for natural gas, and lower-than-expected production contributed to the unit cost increase.

CANADIAN OIL SANDS TRUST OPERATING NETBACKS *($ per barrel)*



17.00
12.75
8.50
4.25
0.00
1998
1999
2000
2001

During 2001, Syncrude invested new capital of $828 million. These funds were directed largely toward the engineering, design and procurement for the Stage 3 expansion projects and maintenance work on the base plant operation.

MOVING FORWARD

Syncrude's priority is to re-establish reliable production of its high-quality, SSB crude oil. Achieving this goal depends on maintaining a strong foundation of operational excellence. Syncrude will leverage its nearly 24 years of experience in operating Canada's largest oil sands facility to guide the company through its next decade of dramatic growth.

Syncrude is focusing on the following objectives to achieve operating excellence:

- improve operational reliability;
- reduce unit operating costs;
- increase bitumen productive capacity;
- improve energy and environmental efficiency; and
- capture expansion-related economies of scale.

An Aurora recovery taskforce has been established to optimize performance and raise capacity and recovery rates to design levels. Plant modifications and further engineering work will continue on additional projects for potential implementation in 2002 and 2003.

Stage 3 of the expansion plan is well underway. The schedule allows sufficient time to incorporate operational learnings from recent Stage 2 technologies. In order to contain capital costs, at least 80% of the detailed engineering will be completed and all required materials will be on site before beginning field construction. The Stage 3 project will adhere to these key principles as it proceeds.

Syncrude continues its commitment to responsible environmental stewardship with research and development also being undertaken in the areas of air quality, water management, land reclamation and sulphur disposal.

Syncrude invests in research and development to improve current plant operations, as well as to investigate and develop emerging technologies in the mining, extraction and upgrading processes, which is critical to its growing role in securing Canada's energy future. Syncrude is expected to supply about 20% of Canada's crude oil energy needs by 2010.

CANADIAN OIL SANDS TRUST
PROVEN RESERVES *(millions bbl)*



700
525
350
175
0
1998
1999
2000
2001



On the catwalk of the Primary Separation Vessel at Aurora.



Two 380-ton haul trucks unload oil sand into a double-roll crusher.



Aerial view of Syncrude's North Mine, opened in 1996.

staged growth

SYNCRUDE EVOLVES

A STAGED APPROACH TO GROWTH

The future starts with Syncrude 21, an expansion plan evolving over 15 years that will reduce operating costs while increasing production to over 500,000 barrels per day of an enhanced quality, lower-sulphur Syncrude Sweet Blend that will be known as SSB2.

Syncrude 21 also is expected to improve environmental, health and safety performance, introduce new and innovative technologies, and provide a total of 100,000 person years of direct and indirect employment.









STAGE 1: NORTH MINE AND DEBOTTLENECK 1 (1996 – 1999)

- Completed on time and on budget for $470 million.
- Increased production from 73.5 million barrels per year in 1996 to 81.4 million barrels in 1999.
- Included the expansion of the North Mine and debottlenecking of the upgrader.
- The North Mine introduced large-scale truck and shovel mining to Syncrude. It also brought the first full-scale hydrotransport operation, a technology developed at Syncrude that transports oil sand as a slurry by pipeline from the mine to the extraction facility. The technology allows bitumen to be produced from mines that are located on a remote site from an upgrader.

STAGE 2: AURORA 1 AND DEBOTTLENECK 2 (1998 – 2001)

- Completed on time and on budget for $1 billion.
- Boosted productive design capacity to 94 million barrels per year.
- Included the start-up of the Aurora Mine in July 2000. Located 35 kilometres northeast of Syncrude's base plant, Aurora is unique in that oil sand mining and extraction are separate from the upgrading facilities.
- The debottlenecking of the upgrader included building one of the world's largest vacuum distillation units, which increases bitumen processing capacity and further improves environmental performance.

STAGE 3: AURORA TRAIN 2 AND UPGRADER EXPANSION 1 (2001 – 2004)

- The largest stage of the expansion plan, Stage 3, is underway at a projected cost of $4.1 billion.
- Expected to take annual productive design capacity to 135 million barrels of SSB1, a higher-quality, lower-sulphur crude oil, by 2005.
- Includes a second bitumen production train at the Aurora Mine, which is scheduled to begin production in 2003. The incremental bitumen froth produced will feed an additional upgrading train at the Mildred Lake Upgrader.
- Involves the first of two phases of expansion of the Mildred Lake Upgrader, scheduled for start-up in late 2004. The expansion includes a third new fluid coker and ancillary processing equipment. A flue gas scrubber will be added to essentially eliminate SO_2 emissions from the new coker.








Syncrude
Mobile Air Monitoring Unit



Syncrude is investing in new technologies to grow production, reduce costs and emissions and improve product quality to help meet North America's increasing energy needs well into the future

STAGE 4: AURORA TRAIN 3 AND UPGRADER EXPANSION 2 (2006 – 2010)

- Expected to increase production to 150 million barrels per year.
- Includes the start-up of a new production train at Aurora South and the second phase of expansion of Syncrude's Mildred Lake Upgrader, both of which are expected to be completed in 2010.
- Also includes additional SSB processing facilities, which are expected to increase the yield and quality from bitumen to SSB2, making it even more valuable to refiners.
- This stage aims at full implementation of energy efficiency and environmental mitigation technologies.

STAGE 5: AURORA TRAIN 4 AND UPGRADER EXPANSION 3 (2011 – 2015)

- This stage is in the early phase of conceptual engineering development.
- Expected to increase production to approximately 200 million barrels per year of SSB2 by 2013 – 2015.
- Involves the addition of a new bitumen production train at Aurora South, and a fourth new coker and associated upgrading units at Mildred Lake.

proven value

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis highlights key business results and statistics from the consolidated financial statements and accompanying notes in this annual report. This information may contain forward-looking statements involving risks and uncertainties. Actual results may vary significantly from those anticipated due to many factors, including changes in business strategy, crude oil prices, the U.S.-Canadian currency exchange rate, industry conditions, the amount and timing of capital expenditures, the availability and prices of goods and services, government regulations and operating risks.

Effective July 5, 2001, Athabasca Oil Sands Trust and Canadian Oil Sands Trust merged. Each of the trusts held a royalty over the working interest percentage in the Syncrude Joint Venture owned in its subsidiary company. As part of the transaction, every unitholder in Canadian Oil Sands Trust received units in Athabasca Oil Sands Trust on a one-for-one basis. The resultant merged entity, Athabasca Oil Sands Trust, was then renamed Canadian Oil Sands Trust (the "Trust"). The business combination has been treated as a pooling of interests, whereby the financial information of the two entities is combined using historical information after making adjustments to accounting policies for consistency. Accordingly, the following discussion is presented on the basis that the entities have been combined since inception.

CONSOLIDATED OVERVIEW

($ millions, except per Trust unit amounts)	**2001**	**Per Trust Unit**	2000	Per Trust Unit	1999	Per Trust Unit
Revenue	**$ 673.0**	**$ 11.85**	$ 671.5	$ 11.83	$ 472.5	$ 8.43
Net income	**169.4**	**2.98**	176.4	3.11	145.3	2.59
Cash flow from operations	**232.7**	**4.10**	233.1	4.11	213.4	3.81
Capital expenditures	**179.5**	**3.16**	110.4	1.95	163.2	2.91
Distributable income	**156.1**	**2.75**	132.6	2.34	71.8	1.28
Sales volume (bbls/d)	**48,508**		44,145		48,456	

BUSINESS ENVIRONMENT

Oil prices in 2001 averaged US$26.00 per barrel of West Texas Intermediate (WTI), compared with US$30.26 in 2000 and US$19.30 in 1999.

During 2001, the WTI oil price fluctuated from a high of US$32.19 per barrel in mid-January to a low of US$17.45 per barrel in November, and closed the year at US$19.84. The price of crude oil declined during the year in response to a weakening North American economy, which led to a reduced demand for energy. Oil prices in 2000 were dramatically higher than in 1999, resulting from low crude oil inventories in North America, concerns about global supply and high demand for energy resulting from strong economic conditions, especially in North America.

WTI average price

(US$ per bbl)	**2001**	2000	1999
Quarter 1	**$ 28.67**	$ 28.82	$ 13.17
Quarter 2	**$ 27.98**	$ 28.77	$ 17.67
Quarter 3	**$ 26.78**	$ 31.58	$ 21.71
Quarter 4	**$ 20.53**	$ 31.90	$ 24.58
Annual	**$ 26.00**	$ 30.26	$ 19.30

Canadian producers continue to benefit from a weak Canadian dollar relative to the U.S. dollar, with the exchange rate averaging US$0.646 per Canadian dollar in 2001, US$0.673 in 2000 and US$0.674 in 1999.

Monthly natural gas prices for Alberta deliveries averaged $6.30 per thousand cubic feet for 2001 compared with $5.02 in 2000 and $2.96 in 1999. Prices were volatile during the year with January 2001 Alberta deliveries averaging $12.41 per thousand cubic feet. The reasons for this volatility were extreme weather, below normal storage levels and imbalances in supply and demand.

REVIEW OF RESULTS

Production

Syncrude produces a high-quality blend of light, sweet crude oil known as Syncrude Sweet Blend ("SSB"). The Trust's sales volume of SSB in 2001 totalled 17.7 million barrels, an increase of 9% over 16.2 million barrels sold in 2000 and unchanged from 17.7 million barrels in 1999. Production was up in 2001 over 2000 following completion of the Stage 2 expansion and the two coker turnarounds in 2000; however, total volume in 2001 was lower than expected due to new equipment modifications, repair of the LC-Finer and lower performance from the vacuum distillation unit ("VDU"). As well, unexpected operating difficulties, particularly at Aurora, and restrictions on SO_2 emissions constrained production. These factors contributed to Syncrude's production for 2001 being 13% lower than the budget of 94 million barrels.

In 2000, production of SSB was 18.3 million barrels short of Syncrude's target of 92.5 million barrels. This was a result of integration of the VDU, "end of run" performance by both cokers, unplanned shutdowns for coker maintenance, and unusual mechanical problems with various equipment.

Revenues

As SSB is a light, sweet crude oil, the differential between the WTI benchmark price and the price Canadian Oil Sands received for SSB delivered in Edmonton remained within a narrow band of around US$0.50 per barrel during 2001.

Prior to the impact of oil price and exchange rate hedging agreements, the Trust realized an average price of $39.49 per barrel in 2001 compared to $44.53 per barrel in 2000 and $27.82 in 1999.

Realized oil price, before hedging *($ per bbl)*	**2001**	2000	1999
Quarter 1	**$ 43.33**	$ 41.68	$ 19.50
Quarter 2	**$ 43.07**	$ 41.69	$ 25.37
Quarter 3	**$ 40.74**	$ 46.30	$ 31.30
Quarter 4	**$ 31.37**	$ 48.38	$ 35.99
Annual	**$ 39.49**	$ 44.53	$ 27.82

Revenue from the sale of SSB, net of oil price and currency exchange hedging, decreased 9% to $37.58 per barrel in 2001 compared to $41.32 per barrel in 2000 and $26.50 in 1999.

Realized oil price, net of hedging *($ per bbl)*	**2001**	2000	1999
Sale of Syncrude Sweet Blend	**$ 39.49**	$ 44.53	$ 27.82
Oil price hedging	**(0.36)**	(2.31)	(0.21)
Currency exchange hedging	**(1.55)**	(0.90)	(1.11)
	$ 37.58	$ 41.32	$ 26.50

Interest and other revenue increased to $9.9 million in 2001 from $6.0 million in 2000 and $4.0 million in 1999, due to short-term investing of the proceeds from the debt issue in August 2001.

Operating Costs

Operating costs for 2001, including the Syncrude Joint Venture's administrative costs, totalled $344.9 million ($19.53 per barrel) compared to $283.4 million ($17.54 per barrel) in 2000 and $222.1 million ($12.56 per barrel) in 1999. The increase in costs on a per barrel basis from 2000 to 2001 is primarily attributable to higher mining and bitumen production costs, Aurora reliability, and below budget production. Bitumen processing costs increased due to higher energy consumption costs in 2001.

Energy consumption costs were $62.7 million in 2001 compared with $45.2 million in 2000 and $28.6 million in 1999. Revenue from power sales amounting to $3.2 million in 2001, $10.1 million in 2000 and $1.0 million in 1999 offset this cost.

In 2001, Syncrude consumed more than 45 billion cubic feet of natural gas, representing approximately 20% of total operating costs, as a feedstock for hydrogen and fuel for the generation of heat, steam and power. The cost of natural gas for Syncrude fluctuates with market prices for Alberta deliveries of natural gas. In 2001, natural gas accounted for $3.69 per barrel, an 8% increase over $3.40 per barrel in 2000. Syncrude's cost of natural gas for 2000 reflected a 117% increase over the 1999 average price of $1.57 per barrel.

Crown Royalties

Crown royalty charges totalled $52.5 million ($2.97 per barrel) for 2001 compared with $124.8 million ($7.73 per barrel) for 2000 and $9.5 million ($0.54 per barrel) in 1999. Increased operating expenses and Crown royalty credits based on capital spending

contributed to the $72.3 million decrease for 2001 compared to 2000. Crown royalties were higher in 2000 compared with 1999 due to increased oil sales revenues and reduced Crown royalty credits due to lower capital spending, which decreased 32% in 2000 compared to 1999. Effective January 1, 2002, Alberta's generic Oil Sands Royalty rates apply. Under these regulations, the Crown royalty will be the greater of 1% of gross revenue, or 25% of net revenue, after deducting allowable operating and capital costs. Note 12 to the consolidated financial statements contains a detailed description of the Crown royalty calculations.

Capital Expenditures

Capital expenditures for the year ended December 31, 2001 were $179.5 million compared with $110.4 million in 2000 and $163.2 million in 1999. As Syncrude's focus during the first half of 2001 was on improving operating performance, capital spending, other than for maintenance projects, was limited to purchasing the utilities plant, trucks and shovels for the Aurora Mine, and enhancements to the VDU. In the fall of 2001, Stage 3 expansion costs related to Aurora Train 2 were incurred.

The Trust's estimates for capital expenditures during the Stage 3 expansion are based on initial expectations of the funding requirements. It is possible that the actual costs will be above the original estimate.

Canadian Oil Sands' capital expenditures comprise the following:

($ millions)	**2001**	2000	1999
Sustaining capital	**$ 66.4**	$ 31.7	$ 26.0
Expansion capital	**113.1**	78.7	137.2
	$ 179.5	$ 110.4	$ 163.2

Administration Expense

Administration costs for 2001 totalled $12.6 million ($0.71 per barrel) compared with $11.6 million ($0.72 per barrel) for 2000 and $10.0 million ($0.56 per barrel) in 1999. The $1.0 million increase in administrative costs over prior years is primarily attributable to increased business interruption insurance expenses offset by lower management fees. Administration costs include management fees paid to PanCanadian Energy Corporation ("PanCanadian"), formerly PanCanadian Petroleum Limited, totalling $3.2 million in 2001 ($2.9 million in 2000 and $3.7 million in 1999), and $1.9 million in 2001 ($4.4 million in 2000 and $3.5 million in 1999) paid to Conoco Canada Resources Limited, formerly Gulf Canada Resources Limited. These agreements were terminated with the merger of the two trusts. A new administrative services agreement with PanCanadian became effective July 5, 2001 and is detailed in Note 16 to the consolidated financial statements.

Interest Expense

Interest charges for the year ended December 31, 2001 totalled $28.6 million, an increase of $11.9 million over 2000. The increase relates to the issuance of the US$250 million 7.9% Senior Notes in August 2001. Interest expense in both 2000 and 1999 was approximately $16.7 million. This expense also includes interest charges related to the 8.2% Senior Notes and

7.625% Senior Notes, net of the interest rate hedging, costs of standby charges on unused credit facilities and short-term borrowings, and amortization of debt issuance costs.

Depletion, Depreciation and Amortization

The provision for depletion, depreciation and amortization of $62.6 million for the year ended December 31, 2001 increased 11% over 2000. This non-cash charge reflects the 9% increase in production, combined with a revised depletion rate, based on an updated reserve base and future development costs. Detail is provided in the reserve report that was included in the Joint Management Information Circular dated May 11, 2001 pertaining to the merger.

In 2000, $56.3 million of depletion, depreciation and amortization was expensed compared to $67.0 million in 1999. This 16% decrease relates to a 9% decline in production combined with an 8% lower depletion rate.

Canadian Income Taxes

Canadian Oil Sands is liable for both the Large Corporations Tax and Canadian corporate income taxes. For the year ended December 31, 2001, the Trust incurred $1.9 million in Large Corporations Tax on its taxable capital employed compared to $1.6 million in 2000 and $1.3 million in 1999. There were no corporate income taxes payable in 2001 or 2000 as taxable income was sheltered by payments made pursuant to the Trust Royalty and by utilizing resource allowance and capital cost allowance deductions. In 1999, $1.3 million in corporate incomes taxes was payable.

At the time the trusts were merged, tax pools of approximately $555 million were created through the purchase of a 99% royalty on the 21.74% interest in Syncrude. To the extent that these pools are available, they can be used to shelter distributions to unitholders from income tax by allowing distributions to be treated as a return of capital instead of income. In 2001, 100% of ordinary distributions paid prior to the merger were a return of capital. After the merger, 55% of ordinary distributions from the Trust were a return of capital and 45% were income. The special distribution of $14.9 million, or $0.50 per unit, paid on July 13, 2001 to Athabasca unitholders was a return of capital. The 1999 and 2000 distributions were a return of capital.

The treatment of distributions as a return of capital results in a decrease in unitholders' tax cost base by the amount of the distribution. At December 31, 2001, the Trust had tax pools of $150 million, or $2.65 per unit. As the tax pools available to the Trust decrease, an increasing portion of future distributions will become taxable.

Merger Costs

In 2001, the Trust incurred costs related to the merger of the trusts totalling $39.9 million. These costs included financial advisory fees of $11.8 million, transaction and termination fees for administrative services and marketing agreements of $21.8 million, legal and brokerage fees of $4.8 million and compensation of $1.5 million. The merger costs have been accounted for as a reduction of unitholders' capital.

Distributable Income

Distributable income is directly related to the royalty that the Trust receives from the operating entities. The Trust Royalty is the net result of the operations at Syncrude, capital expenditures, administrative costs and financing costs. Management may retain certain funds in working capital as a reserve to meet future cash needs, and draw upon this working capital to help fund the Syncrude expansion. Distributable income for the year ended December 31, 2001 was $156.1 million ($2.75 per Trust unit), compared to $132.6 million ($2.34 per Trust unit) in 2000 and $71.8 million ($1.27 per Trust unit) in 1999. The Statement of Distributable Income for each of the years 1999 to 2001 is provided in the following table:

CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME

For the years ended December 31 (unaudited) ($ thousands,	**2001**		2000		1999	
except per barrel amounts)	**$**	**Per bbl**	$	Per bbl	$	Per bbl
Revenue	**$ 676,507**	**$ 38.29**	$ 673,391	$ 41.68	$ 471,107	$ 26.64
Operating expenses	**(344,910)**	**(19.53)**	(283,429)	(17.54)	(222,066)	(12.56)
Crown royalties	**(52,540)**	**(2.97)**	(124,830)	(7.73)	(9,471)	(0.54)
Administration expenses	**(10,755)**	**(0.61)**	(10,902)	(0.67)	(9,061)	(0.51)
Interest expense	**(28,074)**	**(1.59)**	(16,402)	(1.02)	(16,438)	(0.93)
Large Corporations Tax	**(1,852)**	**(0.10)**	(1,584)	(0.10)	(1,286)	(0.07)
	238,376	**13.50**	236,244	14.62	212,785	12.03
Capital expenditures	**(179,514)**	**(10.17)**	(110,441)	(6.84)	(165,506)	(9.36)
Utilization of expansion financing	**137,210**	**7.77**	4,000	0.25	–	–
Additional (repayment of) borrowings, net	**–**	**–**	(1,581)	(0.10)	13,800	0.78
Site restoration costs	**(468)**	**(0.03)**	(652)	(0.04)	(381)	(0.02)
Mining reclamation trust	**(3,096)**	**(0.18)**	(1,814)	(0.11)	(1,786)	(0.10)
Interest expense payable to Trust	**(2,640)**	**(0.15)**	(2,983)	(0.18)	(49)	–
Reserve for future production costs	**(34,199)**	**(1.94)**	12,445	0.77	10,875	0.61
Base for Trust Royalty	**$ 155,669**	**$ 8.80**	$ 135,218	$ 8.37	$ 69,738	$ 3.94
Trust Royalty at 99%	**$ 154,112**	**$ 8.71**	$ 133,866	$ 8.29	$ 69,041	$ 3.90
Revenue earned in Trust	**3,877**	**0.22**	5,568	0.34	3,683	0.21
Administration expenses of Trust	**(1,868)**	**(0.11)**	(927)	(0.06)	(914)	(0.05)
Cash paid (withheld) from Trust	**–**	**–**	(5,945)	(0.37)	10	–
Distributable income	**$ 156,121**	**$ 8.82**	$ 132,562	$ 8.20	$ 71,820	$ 4.06
Distributable income per Trust unit	**$ 2.75**		$ 2.34		$ 1.27	

LIQUIDITY AND CAPITAL RESOURCES

Long-term debt outstanding at December 31, 2001 was $626.3 million, compared with $215.9 million at the end of 2000 and $209.0 million in 1999. The increase in debt resulted mainly from the issuance of the US$250 million Senior Notes in August 2001. Note 7 to the consolidated financial statements provides details of the debt outstanding at year-end.

Canadian Oil Sands has term credit facilities of $490 million, which increased from $360 million in 2000 in anticipation of the Trust's capital spending commitments related to Stage 3 of the Syncrude expansion. These credit facilities were undrawn as of December 31, 2001.

In 2001, the Syncrude Joint Venture owners approved the Stage 3 expansion plans, which will require funding of about $770 million by Canadian Oil Sands from 2002 to 2004. Funding is expected to come from a combination of existing cash, credit facilities, operating cash flow and equity.

At December 31, 2001 the Trust's net debt, after adjusting for working capital, was $347 million, which represented 1.5 years of operating cash flow based on 2001 operating results. Net debt at December 31, 2000 and 1999, after adjusting for working capital, was $158 million and $134 million, respectively. Net debt to total capitalization was 30.1% at December 31, 2001 compared with 15.8% in 2000 and 14.2% in 1999.

RISK MANAGEMENT

The Trust is subject to the operational risks inherent in the oil sands business. As a partner in the Syncrude Joint Venture, the Trust actively participates in operational risk management programs implemented by the joint venture. Its exposure to operational risks is also managed by maintaining appropriate insurance. To mitigate exposure to financial risks such as fluctuations in commodity prices, currency exchange rates and interest rates, Canadian Oil Sands has a financial risk-management program, as detailed below.

Crude Oil Price Risk

Canadian Oil Sands is exposed to changes in crude oil prices because all of its crude oil is sold for floating prices calculated with reference to the NYMEX WTI futures contracts. The Trust has chosen to reduce its exposure to fluctuating oil prices during the Stage 3 capital expansion program by entering into oil price contracts. These contracts are based on NYMEX WTI futures contracts. The price received for SSB fluctuates within a narrow differential to WTI prices. Details of the oil price exchange contracts are fully described in Note 11 of the consolidated financial statements.

During 2001, revenue was reduced by $6.4 million as a result of oil price hedging, compared to a reduction of $37.3 million for the year 2000 and $3.8 million for 1999. Management plans to continue using oil price hedging from time to time to

reduce the risk of cash flow being insufficient to meet its capital commitments and to maintain prudent balance sheet financial ratios.

At December 31, 2001, the mark-to-market gain of the Trust's crude oil contracts was $64.2 million.

Currency Exchange Risk

The Trust is exposed to fluctuations in the U.S.-Canadian currency exchange rates as a result of generating oil sales revenues in U.S. dollars, net of its interest payments in U.S. dollars, on its U.S.-dollar denominated debt after operating costs denominated in Canadian dollars. In 1996, Canadian Oil Sands reduced its currency exchange risk by entering into currency exchange contracts, which fixed its exchange rate in future years. The details of these contracts are fully described in Note 11 of the consolidated financial statements.

Currency exchange hedging settlements reduced cash flow by $27.4 million in 2001 and by $14.5 million and $16.3 million in 2000 and 1999, respectively. The average exchange rate for 2001 was US$0.646 compared to US$0.673 and US$0.674 in 2000 and 1999, respectively. As at December 31, 2001, $4.7 million of currency exchange gains had been received, which, for accounting purposes, will be recognized in future periods. This gain was included in the calculation of the Trust Royalty in the period received.

At December 31, 2001, the mark-to-market deficiency of the Trust's currency exchange contracts was $33.6 million.

Interest Rate Risk

Canadian Oil Sands is impacted by changes in interest rates on its credit facilities, which bear interest at floating rates based on bankers' acceptance rates.

After issuing the 7.625% Senior Notes, Canadian Oil Sands entered into interest rate exchange contracts to minimize the carrying cost of these notes. Through a series of these contracts, the Trust exchanged this 7.625% obligation for a 5.95% fixed rate U.S. dollar payment for the remaining term of these notes. The net interest payments on the 7.625% Senior Notes were reduced by $1.8 million for the year ended December 31, 2001 and by $1.8 million for 2000 and $1.7 million for 1999. Details of Canadian Oil Sands interest rate hedging are more fully described in Note 11 of the consolidated financial statements.

The mark-to-market gain on the interest rates swaps was $9.1 million as at December 31, 2001.

Natural Gas Price Risk

Canadian Oil Sands Trust is impacted by changes in natural gas prices as Syncrude consumes natural gas for bitumen processing. Approximately 0.6 thousand cubic feet of natural gas is consumed for each barrel of SSB produced. Syncrude's natural gas purchases are based on AECO floating prices. The Trust seeks to reduce the negative impact of increasing gas prices by entering into natural gas forward purchase contracts. As at December 31, 2001, no hedges were in place; however, early in 2002 the Trust fixed a portion of its natural gas exposure to take advantage of weaker natural gas prices. In January 2002, the Trust contracted a forward purchase of 19 million cubic feet per day of natural gas for the period April 2002 until March 2003 at $3.63 per thousand cubic feet. The forward purchase represents approximately 60% of the Trust's share of daily gas consumption by Syncrude.

Insurance Coverage

Canadian Oil Sands currently maintains $152 million of physical loss insurance with a $5.5 million deductible that will mitigate property damages experienced by the Syncrude Joint Venture up to $700 million. Canadian Oil Sands also currently maintains $773 million of business interruption insurance, subject to a 30-day deductible period, to restore cash flow lost due to an accidental disruption in Syncrude operations. As part of the Stage 3 expansion, the Trust currently maintains $130 million of 'course of construction' insurance coverage and $167 million of 'delay in start-up' insurance coverage.

Mining Reclamation

Canadian Oil Sands Trust contributed $3.1 million, including earned interest, in 2001, and $1.8 million in each of 2000 and 1999 to its reclamation trust. The increase in the contribution is attributable to higher production and a higher contribution rate per barrel of production. It is anticipated that these contributions, along with accumulating interest, will be sufficient to pay the Trust's share of the Syncrude Joint Venture's anticipated environmental and reclamation costs. Note 15 to the consolidated financial statements contains the details of the funding requirements of the reclamation trust.

Due to weak sulphur demand and resulting prices below shipping costs, Syncrude, like many other sulphur producers, stockpiles sulphur on site. Syncrude is researching long-term alternatives to dispose of, or store the sulphur in a manner that is environmentally acceptable.

Quarterly Results

The following tables provide the Trust's quarterly results for 2001 and 2000:

Quarterly Results for 2001

($ thousands, except per Trust unit amounts)	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Revenue	**$ 193,426**	**$ 168,159**	**$ 165,806**	**$ 145,600**	**$ 672,991**
Net income	**$ 47,996**	**$ 32,995**	**$ 51,203**	**$ 37,240**	**$ 169,434**
per Trust unit	**$ 0.84**	**$ 0.58**	**$ 0.90**	**$ 0.66**	**$ 2.98**
Cash flow from operations	**$ 62,972**	**$ 49,161**	**$ 66,104**	**$ 54,473**	**$ 232,710**
per Trust unit	**$ 1.11**	**$ 0.87**	**$ 1.16**	**$ 0.96**	**$ 4.10**
Distributable income	**$ 42,563**	**$ 42,584**	**$ 42,584**	**$ 28,390**	**$ 156,121**
per Trust unit	**$ 0.75**	**$ 0.75**	**$ 0.75**	**$ 0.50**	**$ 2.75**

Quarterly Results for 2000

($ thousands, except per Trust unit amounts)	Q1	Q2	Q3	Q4	Total
Revenue	$ 137,786	$ 175,214	$ 181,498	$ 177,046	$ 671,544
Net income	$ 31,758	$ 49,427	$ 45,381	$ 49,820	$ 176,386
per Trust unit	$ 0.56	$ 0.87	$ 0.80	$ 0.88	$ 3.11
Cash flow from operations	$ 44,636	$ 64,099	$ 60,386	$ 64,022	$ 233,143
per Trust unit	$ 0.79	$ 1.13	$ 1.06	$ 1.13	$ 4.11
Distributable income	$ 20,937	$ 28,375	$ 37,300	$ 45,950	$ 132,562
per Trust unit	$ 0.37	$ 0.50	$ 0.66	$ 0.81	$ 2.34

OUTLOOK FOR 2002

The North American economy has weakened with a corresponding lower demand for energy, and OPEC has been seeking production cutbacks from member and non-member countries to support oil prices in the near term.

Although Syncrude shipped a record 81.4 million barrels in 2001, it fell short of its 94 million barrel budget volume. Despite this shortfall, Syncrude exited the year with strong performance results, achieving a monthly production record, as well as daily and weekly production records in December 2001 due to several operational improvements. In addition to completing repairs to the LC-Finer, major modifications to the new Aurora Mine facilities were completed during a scheduled shutdown in December. As a result, Aurora throughput has increased 15% to 6,700 tons per hour, approximately 85% of original design capacity. Some additional enhancements planned for Aurora in the spring of 2002 are expected to further improve performance.

The Trust is forecasting 86 million barrels of 2002 annual production for Syncrude. This represents average production for the Trust of 51,200 barrels per day with budgeted operating costs of $290 million, or $15.52 per barrel. The Trust's budget forecast includes a reduction to the average annual oil price from US$22 per barrel WTI to US$20. The Trust will continue to revise the budget forecast quarterly, including the view of average oil prices for the year.

The following table provides an estimate of the sensitivity of the Trust's cash flow in 2002:

Change in Cash Flow	Sensitivity	$ Millions	Per Trust Unit
Crude oil (WTI)	US$1.00/bbl	$ 21.0	$ 0.37
Operating costs	Cdn$1.00/bbl	$ 18.6	$ 0.33
Foreign exchange	US$0.01/Cdn$	$ 7.2	$ 0.13
Syncrude's production	1 million bbl	$ 6.6	$ 0.12
Natural gas (AECO)	Cdn$0.50/mcf	$ 2.3	$ 0.04

Syncrude's Stage 3 expansion continues to progress and is expected to be completed in January 2005. Management is confident in the Trust's continued ability to fund its share of this capital program, estimated to be $450 million in 2002, including sustaining capital of $60 million.

The Trust is provided administrative and marketing services by PanCanadian. With the recent announcement of a proposed merger between PanCanadian and Alberta Energy Company Ltd., the Trust does not expect there to be any changes to its administrative services and marketing agreements with PanCanadian; however, it is difficult to determine the full implications as there is not sufficient information at this time about the new business structure of PanCanadian, to be renamed EnCana Corporation, if the merger is completed.

MANAGEMENT'S REPORT

Management is responsible for all information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgements and estimates. The financial and operating information included in this annual report is consistent with that contained in the consolidated financial statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting and internal controls are maintained to provide reasonable assurance that financial information is reliable and accurate, and that assets are adequately safeguarded.

External auditors, appointed by the unitholders, have independently examined the consolidated financial statements and conducted a review of accounting and internal controls to the extent required under Canadian generally accepted auditing standards. They have performed such tests as they deemed necessary to enable them to express an opinion on these financial statements.

The Board of Directors has appointed a four-person Audit Committee, consisting of directors who are neither employees nor officers of the Trust and three of whom are non-related. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of the Trust's external auditors, who are elected annually by the Trust's unitholders. The Audit Committee has reviewed the financial statements and the contents of the annual report with management and the external auditors. The Board of Directors has approved the consolidated financial statements and the management's discussion and analysis on the recommendation of the Audit Committee.

Marcel R. Coutu
President and Chief Executive Officer
January 24, 2002

Douglas B. Olson
Vice President and Chief Financial Officer

To the Unitholders of Canadian Oil Sands Trust

We have audited the consolidated balance sheet of Canadian Oil Sands Trust (the "Trust") as at December 31, 2001 and 2000 and the consolidated statements of income and unitholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
January 24, 2002

CONSOLIDATED BALANCE SHEET

As at December 31 *($ thousands)*	**2001**	2000
		(restated – see note 1)
ASSETS		
Current assets		
Cash and short-term investments	**$ 357,313**	$ 102,791
Accounts receivable	**60,754**	75,050
Inventories *(note 4)*	**26,191**	28,744
Prepaid expenses	**3,927**	3,526
	448,185	210,111
Capital assets		
Plant, property and equipment	**1,441,543**	1,262,029
Less: Accumulated depletion and depreciation	**(322,081)**	(264,657)
	1,119,462	997,372
Other assets		
Reclamation trust *(note 15)*	**10,319**	7,223
Deferred financing charges, net of amortization	**11,413**	3,710
Unrealized exchange losses on Senior Notes	36,886	13,845
	58,618	24,778
	$ 1,626,265	$ 1,232,261
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 98,249**	$ 62,435
Unit distribution payable	**28,390**	45,950
Current portion of other liabilities *(note 5)*	**3,105**	2,703
	129,744	111,088
Other liabilities *(note 5)*	**19,086**	20,823
Long-term debt *(note 7)*	**626,348**	215,861
Future reclamation and site restoration costs *(note 15)*	**30,290**	27,749
Deferred currency hedging gains *(note 8)*	**11,446**	6,693
Preferred shares of subsidiaries *(note 9)*	**4,400**	4,400
	821,314	386,614
Unitholders' equity *(note 10)*	**804,951**	845,647
	$ 1,626,265	$ 1,232,261

Commitments and contingencies (note 16). See Notes to Consolidated Financial Statements

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY

For the years ended December 31 *($ thousands, except per Trust unit amounts)*	**2001**	2000
REVENUE		*(restated – see note 1)*
Syncrude Sweet Blend	**$ 663,053**	$ 665,495
Interest and other income	**9,938**	6,049
	672,991	671,544
EXPENSES		
Operating	**344,910**	283,429
Crown royalties	**52,540**	124,830
Administration	**12,624**	11,580
Interest	**28,593**	16,737
Depletion, depreciation and amortization	**62,618**	56,338
Large Corporations Tax	**1,852**	1,584
Dividends on preferred shares of subsidiaries	**420**	660
	503,557	495,158
Net income	**169,434**	176,386
Unitholders' equity, beginning of year	**845,647**	809,146
Issue of Trust Units	**764**	–
Merger costs	**(39,898)**	–
Retroactive pension adjustment	–	(7,323)
Special distribution to unitholders	**(14,875)**	–
Unitholder distributions	**(156,121)**	(132,562)
Unitholders' equity, end of year	**$ 804,951**	$ 845,647
Net income per Trust Unit	**$ 2.98**	$ 3.11

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

As at December 31 ($ thousands)

CASH PROVIDED BY (USED IN)	2001	2000
		(restated – see note 1)
Operating activities		
Net income	**$ 169,434**	$ 176,386
Items not requiring an outlay of cash	**63,276**	56,757
Funds from operations	**232,710**	233,143
Site restoration costs	**(468)**	(652)
Net change in deferred items	**(5,334)**	144
Change in non-cash working capital	**18,602**	(13,349)
	245,510	219,286
Financing activities		
Issuance of long-term debt *(note 7)*	**385,250**	–
Repayment of long-term debt	**–**	(1,581)
Unitholder distributions	**(156,121)**	(132,562)
Merger costs	**(39,898)**	–
Issue of Trust Units *(note 10)*	**764**	–
Special distribution	**(14,875)**	–
Change in non-cash working capital	**(17,560)**	13,800
	157,560	(120,343)
Investing activities		
Capital assets	**(179,514)**	(110,441)
Reclamation trust	**(3,096)**	(1,814)
Change in non-cash working capital	**34,062**	3,766
	(148,548)	(108,489)
Increase (decrease) in cash during year	**254,522**	(9,546)
Cash, beginning of year	**102,791**	112,337
Cash, end of year	**$ 357,313**	$ 102,791
Supplemental information		
Large Corporations Tax and other taxes paid	**$ 1,493**	$ 2,924
Interest charges paid	**$ 16,779**	$ 16,737

See Notes to Consolidated Financial Statements

Tabular amounts expressed in thousands of dollars, except where otherwise noted.

1. BUSINESS COMBINATION

Effective July 5, 2001, Athabasca Oil Sands Trust ("AOST") and Canadian Oil Sands Trust ("COST") merged. Each of the trusts held a royalty over the working interest percentage in the Syncrude Joint Venture owned in its subsidiary operating company, Athabasca Oil Sands Investments Inc. ("AOSII"), and Canadian Oil Sands Investments Inc. ("COSII"), respectively. As part of the transaction, every unitholder in COST received units in AOST on a one-for-one basis. The resultant entity was then renamed Canadian Oil Sands Trust (the "Trust").

Approximately 52% of the units in the Trust are held by former AOST unitholders. Athabasca contributed assets of $611 million and liabilities of $250 million and COST contributed assets of $637 million and liabilities of $209 million.

The business combination has been treated as a pooling of interests. As such, the financial statements, including the comparative figures, reflect the combined values recorded by the two individual entities, after adjustments to conform the accounting policies.

The costs to effect the combination, totalling $39.9 million, have been recorded as a charge to unitholders' capital in the consolidated results of the combined entity.

2. GENERAL

The Trust is an open-ended investment trust formed under the laws of the Province of Alberta. The Trust commenced operations on November 30, 1995 when AOSII acquired an 11.74% interest in a joint venture (the "Working Interest") involved in the mining and upgrading of bitumen from oil sand in northern Alberta (the "Syncrude Joint Venture"). On June 20, 1996, COSII acquired a 10% interest in the Syncrude Joint Venture.

The Working Interests acquired by the operating subsidiaries are subject to a royalty interest held by the Trust equal to 99% of the revenues from the sale of the Working Interests' share of production, less certain defined costs and debt repayments incurred by the operating subsidiaries ("the Trust Royalty").

3. SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Trust and its subsidiaries, Canadian Oil Sands Limited, Athabasca Oil Sands Investments Inc., and Canadian Oil Sands Investments Inc., (collectively "Canadian Oil Sands"). The activities of the Syncrude Joint Venture are conducted jointly with others, and accordingly, these financial statements reflect only the consolidated proportionate interest in such activities, which include the production volumes, operating costs, capital expenditures and associated amounts payable. Substantially all other activities and balances in these financial statements, including sales, are applicable directly to the activities of the Trust and its subsidiaries.

Capital assets

Capital assets are recorded at cost and include the costs of acquiring the Working Interests, and initial issuing costs of the Trust units and subsequent additions to property, plant and equipment. Repairs and maintenance costs are charged to expense in the period incurred. Proceeds from the sale of plant and equipment are normally deducted from the capital base without recognition of a gain or loss.

Capital costs are amortized on the unit-of-production method based on estimated proven reserves at existing mine sites, limited by the permit life of the Syncrude Joint Venture. For purposes of the depletion provision, capital costs include costs of the acquisition and additional capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proven reserves.

Estimated site reclamation and restoration costs are provided for on the unit-of-production method based on estimated proven reserves. Actual costs are charged against the accumulated provision when incurred.

Inventories

Inventories of intermediate products of Syncrude Sweet Blend ("SSB") are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Foreign currency translation

Transactions in foreign currency are translated into Canadian dollars at the exchange rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at year-end exchange rates. Exchange gains and losses are included in earnings, except for the gains and losses on the translation of long-term monetary liabilities, which are deferred and amortized over the remaining term of such liabilities on a straight-line basis.

Derivative instruments

Canadian Oil Sands enters into foreign currency exchange rate and oil price contracts to hedge the effect of exchange rate and oil price fluctuations on identifiable foreign currency and commodity price exposures. Gains and losses on forward contracts are deferred and recognized as a component of the related transaction.

Canadian Oil Sands also has entered into interest rate swap agreements to manage its interest rate risk. The gains and losses arising from these instruments are included in interest expense in the related period.

Revenue

Revenue from the sale of SSB and other products is recorded at the plant gate and is net of marketing fees, pipeline tariffs, and hedging gains and losses.

Employee future benefits

Canadian Oil Sands accrues its obligations under employee benefit plans and the related costs, net of plan assets.

The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Syncrude management's best estimate of expected plan investment performance, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the EARSL.

4. INVENTORIES

	2001	2000
Material and supplies	**$ 22,215**	$ 19,098
Product	**3,976**	9,646
	$ 26,191	$ 28,744

5. OTHER LIABILITIES

	2001	2000
Energy Sales Agreement and other (a)	**$ 5,529**	$ 7,775
Deferred payments on mineral lease acquisitions (b)	**1,957**	1,957
Accrued pension benefits (c)	**14,705**	13,794
	22,191	23,526
Less estimated current portion	**(3,105)**	(2,703)
	$ 19,086	$ 20,823

a) Energy sales agreement and other

Under the terms of an energy sales agreement covering power purchases from a plant that provides electrical energy and steam to the Syncrude Joint Venture, a remaining cost of service fee totalling $3.3 million is payable by Canadian Oil Sands in equal monthly installments until March 31, 2003. Effective January 1, 2001, Syncrude acquired the utilities plant for $39.4 million, Canadian Oil Sands' share at 21.74% being $8.6 million. The cost of service liability was transferred from the utility plant owner to a financial institution. The residual amount represents the present value of future payments for assets acquired using capital lease financing.

b) Deferred payments on mineral lease acquisitions

Canadian Oil Sands, as an owner of the Syncrude Joint Venture, has entered into agreements to purchase oil sands leases, which require future payments to be made until 2003 totalling approximately $2 million.

c) Pension plan

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

Canadian Oil Sands' 21.74% share of the total expense for Syncrude's defined contribution plans for 2001 was $0.9 million ($0.8 million in 2000).

Canadian Oil Sands' 21.74% share of Syncrude's defined benefit plans is as follows:

	Pension Benefit Plans		Other Benefit Plans	
	2001	2000	**2001**	2000
Accrued benefit obligation				
Balance – Beginning of year	**$ 148,124**	$ 103,352	**$ 13,702**	$ 6,727
Adjustment due to change in accounting policy	**–**	26,810	**–**	5,730
Current service cost	**5,893**	4,524	**415**	348
Interest cost	**10,442**	9,422	**970**	893
Benefits paid	**(5,838)**	(4,655)	**(674)**	(454)
Actuarial loss	**11,946**	8,373	**2,689**	458
Prior service costs	**1,507**	298	**–**	–
Balance – End of year	**172,074**	148,124	**17,102**	13,702
Plan assets				
Fair value – Beginning of year	**129,719**	127,796	**–**	–
Annual return on plan assets	**(7,040)**	2,668	**–**	–
Employer contributions	**5,346**	4,052	**–**	–
Plan costs	**(507)**	(354)	**–**	–
Benefits paid	**(5,603)**	(4,443)	**–**	–
Fair value – End of year	**121,915**	129,719	**–**	–
Funded status – plan deficit	**(50,159)**	(18,405)	**(17,102)**	(13,702)
Unamortized net actuarial loss	**47,732**	17,557	**3,149**	459
Unamortized past service costs	**1,675**	297	**–**	–
Accrued benefit liability	**$ (752)**	$ (551)	**$ (13,953)**	$ (13,243)

The significant actuarial assumptions adopted in measuring Syncrude's accrued benefit obligations are as follows:

	Pension Benefit Plans		Other Benefit Plans	
	2001	2000	**2001**	2000
Discount rate – Beginning of year	**7.0%**	7.25%	**7.0%**	7.25%
Discount rate – End of year	**6.5%**	7.0%	**6.5%**	7.0%
Long-term rate of return on plan assets	**9.0%**	9.0%	**9.0%**	9.0%
Rate of increase in compensation levels	**4.0%**	2.5%	**4.0%**	2.5%

For measurement purposes, a 10% annual rate of increase in the cost of supplemental health care benefits was assumed for 2001 and the next five years, and 5.5% thereafter. In addition, an annual rate of increase for Alberta health care premiums and dental rates of 3% and 4% per year were used, respectively.

Canadian Oil Sands' 21.74% share of Syncrude's net defined benefit plan expense for the year is as follows:

	Pension Benefit Plans		Other Benefit Plans	
	2001	2000	**2001**	2000
Current service cost	**$ 5,893**	$ 4,524	**$ 415**	$ 348
Interest cost	**10,442**	9,422	**970**	893
Expected return on plan assets	**(11,661)**	(11,455)	**–**	–
Amortization of net actuarial loss	**199**	–	**–**	–
Amortization of past service costs	**131**	–	**–**	–
Net defined benefit plan expense	**$ 5,004**	$ 2,491	**$ 1,385**	$ 1,241

6. BANK CREDIT FACILITIES

Canadian Oil Sands has unsecured bank lines of credit totalling $490 million. As at December 31, 2001, there have been no amounts drawn.

	Credit Facility
Extendible revolving term facility - COSII (a)	$ 20,000
Extendible revolving term facility - AOSII (b)	20,000
Credit facility - COSII (c)	195,000
Credit facility - AOSII (d)	255,000
	$ 490,000

a) The $20 million extendible revolving term facility with COSII enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on July 3, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum, while any unused amounts are subject to a 0.15 of one per cent per annum standby fee.

b) The $20 million extendible revolving term facility with AOSII enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on August 22, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear *interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum, while any unused amounts are subject to a 0.15 of one per* cent per annum standby fee.

c) The $195 million facility with COSII consists of $65 million that is a 364-day extendible tranche, convertible into a two-year term loan, and a $130 million three-year extendible revolving credit tranche. Amounts borrowed through these facilities bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum with a premium of 0.05 of one per cent per annum if borrowings exceed 66% of the total credit facility. Any unused amounts are subject to a 0.125 of one per cent per annum standby fee with respect to the 364-day extendible tranche and a 0.15 of one per cent per annum standby fee with respect to the three-year extendible revolving credit tranche.

d) The $255 million facility with AOSII consists of $85 million that is a 364-day extendible tranche convertible to a two-year term loan, and a $170 million three-year extendible revolving credit tranche. Amounts borrowed through these facilities bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum with a premium of 0.05 of one per cent per annum if borrowings exceed 66% of the total credit facility. Any unused amounts are subject to a 0.125 of one per cent per annum standby fee with respect to the 364-day extendible tranche and a 0.15 of one per cent per annum standby fee with respect to the three-year extendible revolving credit tranche.

e) These credit agreements contain covenants which restrict Canadian Oil Sands' ability to sell assets or engage in activities other than the ownership of oil sands assets. In addition, Canadian Oil Sands has agreed to maintain its net debt to total capitalization ratio at an amount less than 0.45 to 1.0 and not to make distributions to unitholders if its net debt is greater than 3.5 times its earnings before interest, taxes, depreciation, and amortization, on a four quarter rolling basis.

7. LONG-TERM DEBT

	2001	2000
7.625% Senior Notes due May 15, 2007	**$ 110,425**	$ 105,000
7.9% Senior Notes due September 1, 2021	**398,150**	–
8.2% Senior Notes due April 1, 2027	**117,773**	110,861
	$ 626,348	$ 215,861

a) 7.625% Senior Notes

On May 20, 1997, COSII issued US$70 million of 7.625% Senior Notes, maturing May 15, 2007. These notes are senior unsecured obligations of COSII ranking pari passu with all other senior unsecured and unsubordinated indebtedness of COSII. After giving effect to the interest rate swap agreements (note 11) and exchange rate fluctuations, the effective interest rate on the 7.625% Senior Notes was 6.1% in 2001 compared to 6.2% in 2000. Interest is payable on the notes, semi-annually, on May 15 and November 15.

b) 7.9% Senior Notes

On August 24, 2001, Canadian Oil Sands Limited issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. The notes are unsecured obligations of Canadian Oil Sands Limited and rank pari passu with all other unsecured and unsubordinated indebtedness. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests. Interest is payable on the notes, semi-annually, on March 1 and September 1, commencing on March 1, 2002.

c) 8.2% Senior Notes

On April 4, 1997, AOSII issued US$75 million of 8.2% Senior Notes maturing April 1, 2027 and retired US$1.05 million during 2000. These notes are senior unsecured obligations of AOSII, rank pari passu with all other senior unsecured and unsubordinated obligations. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests. Interest is payable on the notes, semi-annually, on April 1 and October 1.

8. DEFERRED CURRENCY HEDGING GAINS

Canadian Oil Sands is exposed to fluctuations in the U.S.-Canadian currency exchange rate and has entered into currency exchange contracts which fix the exchange rate in future years. During 2001, Canadian Oil Sands received payments totalling $4.8 million (2000 – $4.4 million) related to the reduction in exchange rates. These amounts have been deferred and will be recognized as revenue in the years from which the underlying value was originally contracted (note 11).

9. PREFERRED SHARES OF SUBSIDIARIES

COSII issued 1,000 preferred shares for an aggregate consideration of $2.0 million. PanCanadian Energy Corporation ("PanCanadian") holds the shares and is entitled to a cumulative annual dividend, payable quarterly, of 7.5% (15% in 2000) of the issue price of the shares. Prior to the merger, AOSII issued 1,000 preferred shares for an aggregate consideration of $2.4 million. Conoco Canada Resources Limited ("Conoco"), formerly Gulf Canada Resources Limited, held the shares and was entitled to receive a cumulative annual dividend, payable quarterly, of 15% of the issue price of the shares, (7.5% commencing July 5, 2001). On July 5, 2001, PanCanadian purchased Conoco's preferred shares of AOSII for an aggregate consideration of $2.4 million.

The preferred shares are retractable at the option of PanCanadian under certain conditions relating to the continuation of the Trust, the disposition of the Trust Royalty, and the discontinuation of the administrative services agreement between PanCanadian and the operating subsidiaries.

10. UNITHOLDERS' EQUITY

	2001	2000
Unitholders' capital	**$ 675,738**	$ 714,872
Accumulated earnings	**686,481**	517,047
Accumulated unitholder distributions	**(557,268)**	(386,272)
	$ 804,951	$ 845,647

A maximum of 500,000,000 Trust units have been created for issuance pursuant to the Trust Indenture. The Trust units represent a beneficial interest in the Trust. All Trust units share equally in all distributions from the Trust and carry equal voting rights. No conversion, retraction or pre-emptive rights attach to the Trust units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the Trust units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Since inception of the Trust, the following Trust units have been issued for cash proceeds:

Date	Issue Price Per Trust Unit	Number of Trust Units *(in thousands)*	Net Proceeds
November 30, 1995	$ 10.00	27,000	$ 254,975
April 26, 1996	$ 13.65	12,900	$ 176,085
June 20, 1996	$ 14.15	10,100	$ 142,915
February 19, 1998	$ 24.00	4,000	$ 91,950
April 6, 1999	$ 18.65	2,750	$ 48,947
June 29, 2001	$ 26.34	29	$ 764
Less merger costs in 2001 *(note 1)*	–	–	$ (39,898)
		56,779	$ 675,738

The Trust has a unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and the unitholders with sufficient time to explore and develop alternatives for maximizing unitholder value if a take-over bid is made for the Trust. One right has been issued and attached to each Trust unit outstanding and one right attached to each Trust unit subsequently issued. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or commences a take-over bid to acquire 20% or more of the Trust units without complying with certain provisions set out in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Trust units at a 50% discount to the market price.

The Trust Unit Incentive Plan of the former COST was terminated when the trusts merged. All outstanding granted rights were exercised and resulted in the issuance of 29,000 Trust units for $0.8 million and payments totalling approximately $0.6 million. The cash payments have been included in administrative expenses.

11. FINANCIAL INSTRUMENTS

The fair value of financial instruments that are included in the consolidated balance sheet, with the exception of the Senior Notes, approximate their recorded amount. The fair value of the Senior Notes are the following:

	December 31, 2001		December 31, 2000	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
7.625% Senior Notes due May 15, 2007	**$ 110,425**	**$ 114,143**	$ 105,000	$ 102,136
7.9% Senior Notes due September 1, 2021	**398,150**	**399,261**	–	–
8.2% Senior Notes due April 1, 2027	**117,773**	**119,167**	110,861	111,143
	$ 626,348	**$ 632,571**	$ 215,861	$ 213,279

Canadian Oil Sands has entered into currency exchange contracts, interest rate swap agreements, and oil price contracts to minimize the impact of fluctuations in currency exchange rates, interest rates, and crude oil prices. Unrecognized gains (losses) and the fair values on these risk management activities were as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Currency exchange contracts (a)	**$ (33,678)**	**$ (33,619)**	$ (11,648)	$ (11,252)
Interest rate swaps (b)	**10,176**	**9,050**	11,302	9,457
Commodity contracts (c)	**65,915**	**64,220**	3,433	2,725
Total unrecognized gains	**$ 42,413**	**$ 39,651**	$ 3,087	$ 930

a) Currency exchange contracts

As at December 31, 2001, Canadian Oil Sands had outstanding foreign exchange contracts to sell approximately US$344 million at rates ranging from 1.5024 to 1.5206 over the years 2002 to 2006. As at December 31, 2001, the unrealized loss on forward foreign currency exchange contracts not recognized in income was $33.7 million (2000 – $11.6 million). In 1996, Canadian Oil Sands entered into currency exchange contracts, fixing the exchange rate on US$1.5 billion at approximately US$0.694 per Canadian dollar with quarterly cash settlements until June 2016. During 1999, Canadian Oil Sands entered into offsetting currency exchange contracts that eliminated currency exchange commitments beyond June 30, 2006 and swapped the underlying value for currency exchange contracts that reduce the exchange rate from US$0.694 to US$0.658 on the remaining US$466 million of currency commitments. During 1998, Canadian Oil Sands entered into another currency exchange contract to fix the exchange rate on US$5.0 million per quarter to December 31, 2002 at approximately US$0.692 per Canadian dollar with the counter-party receiving an option to extend the contract for a further five years at the same exchange rate.

During 2001, Canadian Oil Sands settled US$176 million of currency exchange contracts at a net cost of $27.4 million; and in 2000, it settled US$160 million in currency exchange contracts at a net cost of $18.9 million. These amounts have been recorded as adjustments to revenues from the sale of SSB in the financial statements. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $11.4 million (2000 – $6.7 million) to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

The following are the currency hedge positions as of December 31, 2001:

	2002	2003	2004	2005	2006
U.S. Dollar Value Hedged *($ million)*	$ 84	$ 68	$ 72	$ 80	$ 40
Average U.S. Dollar Exchange Rate	$ 0.666	$ 0.658	$ 0.658	$ 0.658	$ 0.658

b) Interest rate swap agreements

Canadian Oil Sands has entered into interest rate swap agreements to convert the fixed rate U.S. dollar payments on the 7.625% Senior Notes to a 5.95% fixed rate U.S. dollar payment for the remaining term of the notes.

In 2001 and 2000, Canadian Oil Sands received payments totalling $1.8 million in respect of cash settlements on these interest rate swap agreements, resulting in an effective interest rate on the 7.625% Senior Notes of 6.1% and 6.2%, respectively. The settlements on these contracts have been recorded as a reduction to interest expense in the financial statements.

c) Commodity contracts

As of December 31, 2001, the crude oil hedge positions were as follows:

To the end of December 31	2002	2003	2004
Barrels per day of crude oil (fixed price)	15,247	15,000	8,000
Average Fixed Price (US$)	$ 24.91	$ 23.04	$ 22.03

In addition, Canadian Oil Sands has paid US$2.50 per barrel to provide a floor price of US$25.75 per barrel on 275,000 barrels in 2002 and a floor price of US$24.00 per barrel on 365,000 barrels in 2003.

In 2001, Canadian Oil Sands' revenues were reduced by $6.4 million ($37.3 million in 2000) in respect of cash settlements paid pursuant to oil price exchange contracts.

In January 2002, Canadian Oil Sands hedged a portion of its natural gas input cost. For the period April 2002 until March 2003, Canadian Oil Sands has entered into a forward purchase of 19 million cubic feet per day of natural gas at an average AECO price of $3.63 per thousand cubic feet, representing 60% of its share of Syncrude's consumption. Any gains or losses on the hedge will impact Canadian Oil Sands' operating expenses for the period.

d) Credit risk

The use of financial instruments involves a degree of credit risk which Canadian Oil Sands manages through its credit policies and by selecting counter-parties of high credit quality. Canadian Oil Sands does not expect any counter-party to fail to meet its obligations.

12. CROWN ROYALTY

The Alberta Crown Agreement created a Joint Venture (the "Alberta Joint Venture") between the Province of Alberta as lessor and the Syncrude participants as lessees. Its purpose was to annually establish, using a deemed net profit concept, the basis on which Syncrude's annual production is to be shared by the lessor and each of the lessees.

Commencing on January 1, 1997, the Alberta Crown Agreement provided that the Province of Alberta shall be entitled to a royalty of 50% of the deemed net profit on the first 74 million barrels of annual production less a credit equal to 43% of capital expenditures. The deemed net profit is determined by deducting from the deemed gross revenue the aggregate of allowed operating costs, deemed interest expense and amortization of capital costs and any loss carry-forwards. For annual production in excess of 74 million barrels from the original leases, the Province of Alberta is entitled to a royalty of 25% of the deemed net profit after deducting capital expenditures with a minimum payment of 1% of gross revenue. These provisions were in effect until the earlier of December 31, 2003 or the last day of the month in which the aggregate of Syncrude's capital spending incurred after December 31, 1995 exceeded $2.8 billion. Syncrude's capital spending reached $2.8 billion in December 2001; therefore, effective January 1, 2002, Alberta's generic Oil Sands Royalty rates will apply. The Crown royalty will be calculated as the greater of 1% of gross revenue or 25% of net revenue, after deducting applicable operating and capital costs.

13. INCOME AND OTHER TAXES

Taxation of the operating subsidiaries

Trust Royalty payments by the operating subsidiaries to the Trust are deductible in computing the companies' taxable income and consequently, they generally will be taxable on their individual net 1% interest.

As at December 31, 2001, COSII and AOSII had Undepreciated Capital Costs aggregating to $172 million (2000 – $110 million) and $188 million (2000 – $122 million), respectively, which are deductible on a declining balance basis at an average rate of 25% per annum.

Taxation of the Trust

In accordance with the terms of the Trust Royalty, 99% of cash flows of the operating subsidiaries are payable to the Trust. The Trust records Trust Royalty payments received as income for income tax purposes. As the Trust is entitled to deduct its cost of acquiring the Trust Royalty (in the prescribed manner), its administrative costs, and distributions to unitholders to the extent of its taxable income, the Trust is not expected to become liable for income taxes in the foreseeable future.

As at December 31, 2001, the Trust had Canadian Development Expenditures aggregating $150 million (2000 – $158 million), which are deductible on a declining balance basis at a rate of 30% annually.

14. TRUST ROYALTY AND DISTRIBUTABLE INCOME

The Distributable Income, as defined in the Trust Indenture, is distributed on the last working day of the second month following the end of each calendar quarter, effective February 28, 2002. During 2001 and 2000, the distributions were made on the 15th of the second month following the end of each calendar quarter.

During normal operations, the production of SSB may vary from month to month, and capital and operating expenditures can fluctuate. Accordingly, the operating subsidiaries have the right to withhold funds in the calculation of the Trust Royalty in order to meet their obligations. The companies can maintain, add to or reduce the reserve as deemed necessary, provided the funds withdrawn from the reserve are used to fund expenses deductible in the calculation of the Trust Royalty.

15. FUTURE RECLAMATION AND SITE RESTORATION COSTS

Canadian Oil Sands and each of the other owners of Syncrude are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Joint Venture upon abandonment. Canadian Oil Sands has agreed to deposit $0.1322 per barrel of SSB produced and attributable to the Working Interests to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. Including interest earned on contributions, the reclamation trusts have accumulated $10.3 million of marketable securities to December 31, 2001 (2000 – $7.2 million).

Syncrude Canada has posted a letter of credit with the Province of Alberta in the amount of $0.03 per barrel of SSB produced since the inception of Syncrude to secure the ultimate reclamation obligations of the participants. Canadian Oil Sands is required to guarantee repayment of its share of this letter of credit to the issuing bank.

The provision for future reclamation and site restoration costs of $0.17 per barrel of production aggregating to $3.0 million in 2001 ($2.9 million in 2000), has been included in the provision for depletion, depreciation and amortization. As at December 31, 1998, final reclamation costs were estimated to be approximately $1.3 billion (Canadian Oil Sands' share - $283 million).

16. COMMITMENTS AND CONTINGENCIES

a) Administrative services and marketing agreements

An administrative services agreement and marketing agreement between PanCanadian and the operating companies became effective July 5, 2001, replacing former agreements that were in place prior to the merger. Under the terms of the administrative services agreement, PanCanadian is entitled to a fixed fee of $1.5 million, plus a variable fee equal to the percentage of net revenue realized, whereby the percentage is calculated on a scale from 0.3% to 0.5% based on the annual distributions made to unitholders, to a maximum of $3 million. The initial term of this agreement ends June 30, 2006, at which time the agreement may be renewed for successive three-year terms.

Under the terms of the marketing agreement, PanCanadian is entitled to market production attributable to the operating companies' working interest. Commencing February 1, 2002 and pursuant to the marketing agreement, the operating subsidiaries have elected to sell all monthly production attributable to their working interests to PanCanadian at the deemed unit price for SSB, less a monthly marketing fee of $16,667.

b) Natural gas purchase commitments

Syncrude has entered into long-term natural gas purchase contracts, which are subject to an annual price re-determination. As at December 31, 2001, management's best estimate, based on NYMEX natural gas futures, is that Syncrude will be required to pay a minimum of approximately $136.4 million annually. Canadian Oil Sands' 21.74% share is $29.7 million. The contracts expire at varying dates until 2004.

c) Capital expenditure commitments

In 2001, the Syncrude Joint Venture owners approved the Stage 3 expansion plans, which will require funding currently estimated at $770 million by Canadian Oil Sands from 2002 to 2004.

d) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada Ltd., the agent for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of Canadian Oil Sands' management, the liabilities that could reasonably be expected to arise from such actions would not be significant to these financial statements. Syncrude Canada Ltd. also has claims pending against various parties, the outcomes of which are not yet determinable.

17. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2001.

STATISTICAL SUMMARY INFORMATION

($ thousands, except per Trust unit amounts)	**2001**	2000	1999	1998	1997
Revenue	**672,991**	671,544	472,511	333,235	456,442
Operating costs	**344,910**	283,429	222,066	225,054	226,279
Crown royalties	**52,540**	124,830	9,471	120	43,880
Administration	**12,624**	11,580	9,975	6,026	7,963
Interest	**28,593**	16,737	16,763	16,650	13,485
Depletion, depreciation & amortization	**62,618**	56,338	67,033	58,387	57,677
Large Corporations Tax	**1,852**	1,584	1,286	867	557
Dividends on preferred shares of subsidiaries	**420**	660	660	660	484
Net income	**169,434**	176,386	145,257	25,471	106,117
per Trust unit	**2.98**	3.11	2.59	0.48	2.12
Cash flow from operations	**232,710**	233,143	213,405	85,059	165,473
per Trust unit	**4.10**	4.11	3.81	1.59	3.31
Distributable income	**156,121**	132,562	71,820	18,900	85,950
per Trust unit	**2.75**	2.34	1.27	0.35	1.72
Capital expenditures	**179,514**	110,441	163,202	107,715	76,856
Syncrude Reserves *(million bbl, net to COS)*					
Proven	**694**	713	598	597	487
Undeveloped resource	**1,114**	1,118	1,232	1,250	893
Total	**1,808**	1,831	1,830	1,847	1,380
Average daily sales *(bbl)*	**48,508**	44,145	48,456	45,497	44,847
Operating netback *(per bbl)*					
Average realized sales price	**37.58**	41.32	26.50	19.93	27.75
Operating costs	**19.53**	17.54	12.56	13.55	13.82
Crown royalties	**2.97**	7.73	0.54	0.01	2.68
Netback price	**15.07**	16.05	13.41	6.37	11.25
Financial ratios					
net debt to cash flow	**1.5**	0.7	0.6	2.0	1.2
net debt to total capitalization	**30.1%**	15.8%	14.2%	20.2%	26.0%
return on average unitholders' equity	**20.5%**	21.3%	19.4%	4.0%	18.2%
Number of Trust units outstanding	**56,779,010**	56,750,010	56,750,010	54,000,010	50,000,010
$/Unit prices*					
High	**41.95**	33.00	25.90	24.50	27.60
Low	**29.25**	23.50	16.90	14.00	18.30
Close	**38.50**	29.10	24.90	16.80	24.25
Trading volume *(thousands of Trust units)**	**20,360**	12,673	8,657	9,657	9,676

* *Data prior to the July 5, 2001 merger date represents AOST, the surviving entity.*

FORWARD-LOOKING INFORMATION

This Annual Report may contain forward-looking information relating, but not limited to Canadian Oil Sands Trust (the "Trust") operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar wording suggesting future outcomes. Much of this information appears in the Management's Discussion and Analysis.

Readers are cautioned not to place undue reliance on forward-looking information; it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Trust. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including, but not limited to, the following factors: changes in corporate or business strategies; the availability and price of energy commodities; regulatory decisions; the effects of competition and pricing pressures; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in costs; timing of completion of capital or maintenance projects; the availability of adequate levels of insurance; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; technological changes and management retention and development.

The Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise.

GLOSSARY

Athabasca Oil Sands Alberta's largest and most accessible source of bitumen is contained in an area encompassing more than 30,000 square kilometres. One of four oil sand areas located in the province, the Athabasca deposit alone contains over one trillion barrels of bitumen. Total reserves of bitumen in Alberta are estimated at more than 1.7 to 2.5 trillion barrels.

Bitumen The molasses-like substance which comprises up to 18% of oil sand.

Centrifuges Devices that use centrifugal force to separate fine solids and water from diluted bitumen (froth stream diluted with naphtha).

Cokers Vessels in which bitumen is cracked into its fractions and coke is withdrawn to start the conversion process of bitumen to upgraded crude oil.

Cracking (of bitumen) A process which breaks large, complex hydrocarbon molecules into smaller, simpler compounds by means of heat.

Deemed Unit Price The weighted average price received per barrel, less any applicable tariff costs, of all monthly Syncrude Sweet Blend shipments.

Dragline A large machine which digs oil sand from the mine pit and piles it into windrows.

Extraction The process of separating the bitumen from the oil sand.

Fines (fine tailings) Essentially muddy water, which is about 85% water and 15% fine clay particles by volume that is produced as a result of extraction.

Froth A bitumen rich stream that also contains water and solids.

Inclined Plate Separators Gravity separation device that features inclined plates to more effectively separate water and solids from diluted bitumen.

Naphtha A light fraction of crude oil used to make gasoline.

Net Debt Long-term debt plus future reclamation and site restoration costs and other liabilities less working capital and reclamation trust.

Mark-to-Market Daily estimate of the value of current commodity, foreign exchange or interest rate positions.

Oil Sand Lease A long-term agreement with the provincial government that permits the leaseholder to extract bitumen, metals and minerals contained in the oil sands existing within the specified lease area.

Overburden Layer of rocky, clay-like material that lies under muskeg.

Residuum A residual product from the distillation process of crude oil or bitumen.

Train An independent production system.

Upgrading The conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

Vacuum Distillation Unit (VDU) Capable of processing 175,000 barrels of bitumen a day, the VDU pulls streams of light and heavy gas oil from hot bitumen feed delivered by the diluent recovery unit.

Windrow An elongated pile of mined oil sand.

RATIOS

Net debt to cash flow Net debt divided by cash flow from operations.

Net debt to total capitalization Net debt divided by net debt plus unitholders' equity.

Return on average unitholders' equity Net income attributable to unitholders divided by average unitholders' equity.

UNITS

bbl	barrel
bbls	barrels
bbls/d	barrels per day

Note: All figures are provided in Canadian dollars unless otherwise noted.

SHAREHOLDER INFORMATION

Annual General Meeting

The Annual General Meeting of unitholders will take place in the Glenview Room of the TELUS Convention Centre, Calgary, Alberta on Thursday, April 25, 2002 at 2:30 p.m.

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Units Listed

The Toronto Stock Exchange under COS.UN

Investor and Analyst Contact

Additional information, including investor relations inquiries, may be obtained by contacting the Head Office of Canadian Oil Sands Investments Inc. at:

150 – 9th Avenue SW
P.O. Box 2850
Calgary, Alberta T2P 2S5
Telephone: (403) 290-3329
Fax: (403) 290-2777
Email: investor_relations@cos-trust.com

Registrar and Transfer Agent

Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Regina, Toronto, Montreal, Saint John, Charlottetown, and St. John's is the Registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare Trust is also Trustee of the Trust.

Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue SW
Calgary, Alberta T2P 3S8
Attention: Stock Transfer Shareholder Communications
Telephone: 1-888-267-6555
Fax: (403) 267-6598
Email: caregistryinfo@computershare.com

BOARD OF DIRECTORS

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Trust, Calgary, Alberta

Bryce W. Douglas*
Deputy Chairman
RBC Capital Markets, Toronto, Ontario

E. Susan Evans, Q.C.*
Corporate Director
Calgary, Alberta

Nancy M. Laird
Senior Vice President, Marketing &
Midstream & Chief Environmental Officer
PanCanadian Energy Corporation, Calgary, Alberta

Wayne M. Newhouse
President
Morgas Ltd., Calgary, Alberta

Walter B. O'Donoghue, Q.C.
Partner, Bennett Jones LLP
Calgary, Alberta

C.E. (Chuck) Shultz
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Wesley R. Twiss*
Executive Vice President & Chief Financial Officer
PanCanadian Energy Corporation
Calgary, Alberta

John B. Zaozirny, Q.C.*
Counsel, McCarthy Tétrault LLP
Calgary, Alberta

**Member of the Audit Committee*

OFFICERS

C.E. (Chuck) Shultz
Chairman

Marcel R. Coutu
President and Chief Executive Officer

Douglas B. Olson
Vice President and Chief Financial Officer

Trudy M. Curran
Corporate Secretary

Designed by Karo Design Calgary Inc.   Printed in Canada

CANADIAN OIL SANDS TRUST (COS.UN) c/o Canadian Oil Sands Investments Inc., 150 – 9th Avenue SW, Calgary, Alberta T2P 2S5 Tel: (403) 290-3329 Fax: (403) 290-2777 www.cos-trust.com